Exhibit A

CERAGON NETWORKS LTD.

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NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
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TO BE HELD ON AUGUST 23, 2022

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”) of Ceragon Networks Ltd. (the “Company”) will be held on August 23, 2022 at 4:00 PM (Israel time), at the offices of the Company, Nitzba City, Plot 300, Uri Ariav Street, Bldg. A, 7th floor, Rosh Ha’ayin, Israel, at the request of Aviat Networks, Inc., a shareholder and a competitor of the Company (“Aviat”), for the purpose of presenting and voting on the following proposals that were proposed by Aviat:

1.
to remove from office each of the following directors currently serving on the Company’s Board of Directors (the “Board”), effective immediately: Ms. Yael Langer, Mr. Ira Palti, and Mr. David Ripstein and to also remove from office any and all new directors appointed to the Board following the conclusion of the Company’s 2021 Annual General Meeting of Shareholders (the “2021 AGM”); and

2.
only to the extent that Ms. Langer, Mr. Palti, and Mr. Ripstein are all removed from the Board, to elect up to three new directors to the Board in order to fill the new vacancies created by the approval of the first proposal above, from the following five candidates that were proposed by Aviat: Ms. Michelle Clayman, Mr. Paul S. Delson, Mr. Jonathan F. Foster, Mr. Dennis Sadlowski and Mr. Craig Weinstock.

AFTER CAREFUL EVALUATION AND CONSIDERATION OF AVIAT’S REQUEST, THE BOARD HAS CONCLUDED THAT THE ABOVE PROPOSALS ARE NOT IN THE BEST INTERESTS OF THE COMPANY AND OUR SHAREHOLDERS – OTHER THAN AVIAT – AND RECOMMENDS THAT YOU VOTE AGAINST ALL SUCH PROPOSALS, FOR THE REASONS DETAILED IN THE PROXY STATAMENT.

Only shareholders of record at the close of business on July 19, 2022, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to receive notice of, and to vote at, the Meeting (including any postponements or adjournments thereof).

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed white proxy card and to mail it in the enclosed envelope, which requires no postage if mailed in the United States, at your earliest convenience and in any event no later than 4:00 PM (Israel time) on August 22, 2022.  Execution of your proxy will not deprive you of your right to attend the Meeting and vote in person, and you will have the right to revoke your proxy any time before it is exercised by following the procedures set forth in the Proxy Statement enclosed herein.

We intend to hold the Meeting in person and all shareholders are cordially invited to attend the Meeting in person. However, depending on developments with respect to the COVID-19 pandemic, we might hold the Meeting virtually on the above date and time instead of in person, and attendance in person may otherwise be subject to certain restrictions to the extent imposed by the Israeli Ministry of Health. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be furnished with the Securities and Exchange Commission on a Report on Form 6-K as promptly as practicable. Joint holders of shares should note that, pursuant to Article 69(b) of the Articles of Association of the Company (the “Articles”), a notice may be given by the Company to the joint holders of a share by giving notice to the first of the joint holders named in the Register of Shareholders with respect to the shares, and any notice so given shall be sufficient notice to the other joint holders of such share(s).

Joint holders of shares should also note that, pursuant to Article 32(d) of the Articles, the vote of the first of the joint holders named in the Register of Shareholders with respect to the share(s) will be accepted to the exclusion of the vote(s) of the other joint holder(s).

If you have any questions or require any assistance with voting your shares, please contact  the Company’s proxy solicitor, Morrow Sodali LLC at 800-662-5200 (toll-free in North America) or +1 203-658-9400 or email at CRNT@info.morrowsodali.com

By Order of the Board of Directors, Zohar Zisapel Chairman of the Board of Directors July 18, 2022

CERAGON NETWORKS LTD.

Nitzba City, Plot 300, Uri Ariav Street, Bldg. A, 7th floor, Rosh Ha’ayin, Israel

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PROXY STATEMENT
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EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 nominal value (the “Ordinary Shares” or “Shares”), of Ceragon Networks Ltd. (“we,” “Ceragon” or the “Company”) at the request of a shareholder and a competitor of the Company, Aviat Networks, Inc. (“Aviat”), in connection with the solicitation by the Board of Directors of the Company (the “Board”) of proxies for use at the Company’s Extraordinary General Meeting of Shareholders (the “Meeting”), or at any postponements or adjournments thereof.

The Meeting will be held on August 23, 2022, at 4:00 PM (Israel time) at the offices of the Company, Nitzba City, Plot 300, Uri Ariav Street, Bldg. A, 7th floor, Rosh Ha’ayin, Israel.

PURPOSE OF THE EXTRAORDINARY GENERAL MEETING

At the request of Aviat, the meeting is being convened in order to present and vote on the following proposals that were proposed by Aviat:

1.
Proposal One: to remove from office each of the following three directors currently serving on the Company’s Board, effective immediately: Ms. Yael Langer, Mr. Ira Palti, and Mr. David Ripstein, and to also remove from office any and all new directors appointed to the Board following the conclusion of the Ceragon 2021 Annual General Meeting of Shareholders (the “2021 AGM”), it being clarified that each such removal shall be voted upon separately at the Meeting ; and

2.
Proposal Two: only if Proposal One is approved and all directors requested to be removed are removed from the Board, to elect up to three new directors to the Board in order to fill the new vacancies created by the approval by the Shareholders of Proposal One, from the following five candidates that were proposed by Aviat: Ms. Michelle Clayman, Mr. Paul S. Delson, Mr. Jonathan F. Foster, Mr. Dennis Sadlowski and Mr. Craig Weinstock. The election of each of the five new directors shall be voted upon separately at the Meeting.

With respect to Proposal Two, it is hereby clarified that in accordance with the Articles of Association of the Company (the “Articles”), directors may only be elected at an extraordinary general meeting in the event that there are vacancies on the Board as determined in Article 41 of our Articles and the number of directors on the Board is less than five. Accordingly, in compliance with our Articles, Proposal Two shall be presented and voted upon at the Meeting only in the event that all directors proposed by Aviat to be removed are indeed removed from our Board.

Aviat’s proposal to elect five nominees to our Board conflicts with our Articles pursuant to which directors may only be elected to the Board in an extraordinary general meeting in order to fill vacancies and in case the number of directors is less than the minimum provided for in Article 38. Therefore, if our shareholders vote to remove three of our directors, as proposed by Aviat, only up to three new directors may be elected to fill such vacancies. In the event that more than three of director nominees nominated by Aviat will receive the affirmative vote of holders of a majority of the shares voting on each such nominee, the three nominees who receive the affirmative vote of holders of a majority of the shares voting on each such nominee and the highest number of affirmative votes in favor of their election will be elected to serve as directors of the Company.

Ceragon and its shareholders must abide by the Articles, which were overwhelmingly approved in 2016 by our shareholders, and the Company will circumvent the Articles should it inappropriately add directors at an extraordinary general meeting, at a request of a shareholder.

As of June 28, 2022 Aviat was the owner of 4,288,757 of the Company’s Ordinary Shares, representing approximately 5.1% of our outstanding shares; in accordance with the Israeli Companies Law, 5759-1999 (the “Companies Law”) any one or more shareholder holding at least 5% of the Company’s outstanding shares or voting rights has the right to demand the Company to convene an extraordinary general meeting of shareholders.

Aviat has demanded from the Company to convene the Meeting, for the purpose of presenting and voting on the following resolutions:

1.	Proposal One:

“Resolved that: Ms. Yael Langer be, and she hereby is, removed from the Board, effective immediately;

Resolved further that: Mr. Ira Palti be, and he hereby is, removed from the Board, effective immediately;

Resolved further that: Mr. David Ripstein be, and he hereby is, removed from the Board, effective immediately; and

Resolved further that: any and all new directors appointed to the Board following the conclusion of the Ceragon 2021 Annual General Meeting of Shareholders be, and they hereby are, removed from the Board, effective immediately.”

2.	Proposal Two:

“Resolved that: Ms. Michelle Clayman be, and she hereby is, elected to the Board, effective immediately, for a term ending on the date of the Annual General Meeting that will be held in 2024; and

Resolved further that: Mr. Paul S. Delson be, and he hereby is, elected to the Board, effective immediately, for a term ending on the date of the Annual General Meeting that will be held in 2024; and

Resolved further that: Mr. Jonathan F. Foster be, and he hereby is, elected to the Board, effective immediately, for a term ending on the date of the Annual General Meeting that will be held in 2024; and

Resolved further that: Mr. Dennis Sadlowski be, and he hereby is, elected to the Board, effective immediately, for a term ending on the date of the Annual General Meeting that will be held in 2024; and

Resolved further that: Mr. Craig Weinstock be, and he hereby is, elected to the Board, effective immediately, for a term ending on the date of the Annual General Meeting that will be held in 2024.”

As noted above, Proposal Two shall be presented and voted upon at the Meeting only if Proposal One is approved by our shareholders at the Meeting and all directors proposed by Aviat to be removed are indeed removed; In the event that Proposal One is not approved and our shareholders do not approve the removal of all three of the directors proposed by Aviat to be removed, this Proposal Two shall not be presented and shall not be voted upon at the Meeting and any votes casted with respect thereto shall be disregarded.

In the event that more than three director nominees proposed under Proposal Two receive the affirmative vote of holders of a majority of the shares voting on each such nominee, the three nominees who receive the highest number of affirmative votes in favor of their election will be elected to serve as directors of the Company.

Each of the removal requests referred to under Proposal One and the election of each of the five new directors proposed by Aviat under Proposal Two shall be voted upon separately at the Meeting.

AFTER CAREFUL EVALUATION AND CONSIDERATION OF AVIAT’S REQUEST, THE BOARD HAS CONCLUDED THAT THE ABOVE PROPOSALS ARE NOT IN THE BEST INTERESTS OF THE COMPANY AND OUR SHAREHOLDERS – OTHER THAN AVIAT – AND RECOMMENDS THAT YOU VOTE AGAINST ALL SUCH PROPOSALS.

We intend to hold the Meeting in person and all shareholders are cordially invited to attend the Meeting in person. However, depending on developments with respect to the COVID-19 pandemic, we might hold the Meeting virtually on the above date and time instead of in person, and attendance in person may otherwise be subject to certain restrictions to the extent imposed by the Israeli Ministry of Health. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be furnished with the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K as promptly as practicable.

RECORD DATE AND VOTING RIGHTS

Only holders of record of Ordinary Shares at the close of business on July 19, 2022, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting (including any adjournments or postponements thereof). Each Ordinary Share issued and outstanding at such time will be entitled to one vote upon each of the matters to be presented at the Meeting.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed.

With respect to the resolutions requested to be approved by Aviat, a shareholder may vote in favor of such resolutions or against them or may abstain from voting on the resolutions. Shareholders should specify their votes on the accompanying white proxy card. We are not aware of any other matters to be presented at the Meeting. If any other matters are presented at the Meeting, the persons named in the attached form of proxy shall vote all shares represented by all executed proxies in their best judgment. If no direction is indicated with respect to one or more of the resolutions on the proxy, the proxy will be voted “AGAINST” each such resolution. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, but they will be counted in determining if a quorum is present. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date (but not less than twenty-four (24) hours prior to the time fixed for the Meeting); or (ii) voting in person at the Meeting.  However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. If a proxy is properly executed and received not less than twenty-four (24) hours prior to the time fixed for the Meeting, Ordinary Shares represented by such proxy will be voted in the manner described above.

Proxies for use at the Meeting are being solicited by the Board. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares. The Company has retained Morrow Sodali to act as the Company’s solicitation agent and to assist with the solicitation of proxies for a fee not to exceed $200,000 plus reimbursable expenses. In addition to solicitation by mail, the solicitation agent and certain of the Company’s officers, directors, employees, consultants and agents may solicit proxies by telephone, electronic mail or other personal contact. Other than as set forth above with respect to the solicitation agent, none of the aforementioned officers, directors, employees, consultants or agents of the Company will receive additional compensation for such solicitation.

Should changes be made to any item on the agenda for the Meeting after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be furnished with the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K.

QUORUM

Two or more shareholders, present in person or by proxy, entitled to vote and holding together Ordinary Shares conferring in the aggregate twenty-five percent (25%) or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting will be rescheduled for the following week and accordingly, will stand adjourned until September 8, 2022, at the same time and place. At such adjourned Meeting, any two (2) shareholders present in person or by proxy, shall constitute a quorum.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL

SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information, as of July 17, 2022, regarding: (i) all persons or entities known to the Company to beneficially own more than 5% of the Company’s Ordinary Shares; (ii) each “office holder”1, as such term is defined in the Companies Law, of the Company (the “Office Holders”) known to the Company to beneficially own more than 1% of the Company’s Ordinary Shares; and (iii) all Office Holders as a group.

The information contained herein has been obtained from the Company’s records or from information furnished by the individual or entity to the Company or disclosed in public filings with the SEC. Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Ordinary Shares.

[1]
The term “Office Holder” as defined in the Companies Law includes a director, the chief executive officer, the chief business officer, the vice chief executive officer, the deputy chief executive officer, any other person fulfilling or assuming any of the foregoing positions without regard to such person's title, and any manager who is directly subordinated to the chief executive officer.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

The “Number of Ordinary Shares Beneficially Owned” in the table below includes Ordinary Shares that may be acquired upon the exercise of options that are either currently exercisable or will become exercisable within sixty (60) days as of July 17, 2022. The Ordinary Shares that may be issued under these options are deemed to be outstanding for the purpose of determining the percentage owned by the person or group holding the options but are not deemed to be outstanding for the purpose of determining the percentage of ownership of any other person or group shown in the table.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned (1)
Joseph D. Samberg (2)	8,280,000	9.85%
Zohar Zisapel (3)	7,117,174	8.47%
Aviat Networks, Inc.(4)	4,288,757	5.10%
All Office Holders, including directors (as well as Mr. Zisapel), as a group (consists of 19 persons)	8,426,571 (including Zohar’s shares)	10.03%

(1)	Based on 84,032,943 Ordinary Shares issued and outstanding as of July 17, 2022.
(2)	Joseph D. Samberg’s address is 1091 Boston Post Road, Rye, NY 10580.
(3)
Zohar Zisapel’s address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel. The Ordinary Shares held by Zohar Zisapel include (i) 3,594,986 Ordinary Shares held by Zohar Zisapel; (ii) 300,000 Ordinary Shares issuable upon the exercise of options granted to Mr. Zisapel exercisable as of February 28, 2021 or within 60 days thereafter; (iii) 1,101,245 Ordinary Shares are held of record by Lomsha Ltd., an Israeli company controlled by Mr. Zisapel; (iv) 18,717 Ordinary Shares are held by RAD Data Communications Ltd., an Israeli company of which Mr. Zisapel is a principal shareholder and a director. Mr. Zisapel and his brother, Mr. Yehuda Zisapel, and Ms. Nava Zisapel, have shared voting and dispositive power with respect to the Ordinary Shares held by RAD Data Communications Ltd.; and (v) 2,102,226 Ordinary Shares are held by Michael and Klil Holdings (93) Ltd., an Israeli company controlled by Mr. Zisapel. The number of Ordinary Shares beneficially held by Zohar Zisapel is based on a Schedule 13G/A filed by Mr. Zisapel with the SEC on February 16, 2021.

(4)
As reported on Schedule 13D filed by Aviat, Weinstock Legacy, LLC and Craig Weinstock (who is also one of Aviat’s proposed nominees for service on our Board under Proposal Two) with the SEC on July 13, 2022.

For information relating to the compensation of our five most highly compensated Office Holders with respect to the year ended December 31, 2021, please see “Item 6. Directors, Senior Management and Employees – B. Compensation - b) Individual Compensation of Office Holders” in our Annual Report for 2021, which was filed on Form 20-F with the SEC on May 2, 2022.

PROPOSAL ONE

SHAREHOLDER PROPOSAL TO REMOVE THREE (3) SERVING DIRECTORS

On June 28, 2022, Aviat, our competitor and the owner of more than 5% of our outstanding shares as of such date, sent us a letter titled “Request to Convene an Extraordinary General Meeting” (the “Letter”), requesting that we convene an extraordinary general meeting of shareholders for the purpose of presenting and voting on proposals made by Aviat to remove from office three of our directors: Ms. Yael Langer, Mr. Ira Palti and Mr. David Ripstein and to also remove from office any and all new directors appointed to the Board following the conclusion of the 2021 AGM (the “Removal Request”).

In accordance with the Israeli Companies Law, any one or more shareholder holding at least 5% of the Company’s outstanding shares or voting rights has the right to demand the Company to convene an extraordinary general meeting of shareholders. In accordance with said right, Aviat has demanded the Company to convene the Meeting, for the purpose of, among others, presenting and voting on the following Proposals:

“RESOLVED THAT: Ms. Yael Langer be, and she hereby is, removed from the Board, effective immediately;

RESOLVED FURTHER THAT: Mr. Ira Palti be, and he hereby is, removed from the Board, effective immediately;

RESOLVED FURTHER THAT: Mr. David Ripstein be, and he hereby is, removed from the Board, effective immediately; and

RESOLVED FURTHER THAT: any and all new directors appointed to the Board following the conclusion of the Ceragon 2021 Annual General Meeting of Shareholders be, and they hereby are, removed from the Board, effective immediately.”

While the last resolution referring to the removal of all directors appointed to the Board following the 2021 AGM is not relevant as of the date of this Proxy Statement, as none were actually appointed following such meeting, the Board has carefully evaluated and considered the Removal Request, and concluded that the proposed removals of each of Ms. Yael Langer, Mr. Ira Palti and Mr. David Ripstein from service on our Board are NOT in the best interests of the Company and our shareholders. Therefore, our Board recommends that you vote AGAINST such removals, for the following reasons:

•
Aviat has launched an attack campaign of misstatements, mischaracterizations and hostile actions in an attempt to distract shareholders attention from its low-ball indication of interest to acquire Ceragon; Aviat indication of interest lacks financing commitment and other adequate deal protections, all of which suggest that no real offer has been made;

•	Aviat’s indication of interest substantially undervalues Ceragon and is an attempt to take all of the value upside that belongs to Ceragon shareholders;

•
Aviat is attempting to take control of our Board to advance Aviat’s interests to the detriment of Ceragon shareholders; The Removal Request made by Aviat is attempting to disrupt our business, benefit Aviat in its self-serving agenda as a competitor of Ceragon and potentially destroy your long-term shareholder value;

•
Because our Board has refused to sell the Company for a low-ball value in a highly conditional transaction, Aviat has decided to try to call an extraordinary general meeting to take control of the Board, without presenting a real offer to acquire Ceragon;

•
Moreover, if Aviat takes control of the Board, Aviat can reduce its price (again), execute a deal that allows Aviat to walk away if unable to secure financing or for any other reason, or destroy Ceragon from inside the boardroom;

•
Ceragon’s Board includes leaders with substantial telecom and M&A experience and track records of delivering shareholder value. Our Board is diverse and continues to refresh itself, including by adding three new independent directors at the 2021 AGM;

•
At the 2021 AGM, all of our current directors, including those that Aviat is  now attempting to remove, were re-elected or elected, as applicable, to serve as Board members for a term ending on the date of the annual general meeting that will be held in 2024, following unanimous recommendations made by the Company’s Nomination Committee and Board. All members of our Board, including the three that are now proposed to be removed by Aviat, were elected by a vast majority of our shareholders participating in the 2021 AGM, after gaining the full support of a reputable international advisory agency to institutional shareholders, which recommended that shareholders vote for the election of such nominees;

•
Each of the three directors that are requested to be removed by Aviat is highly qualified and experienced, and contributes to the Board’s strong leadership and expertise; Ms. Langer, Mr. Palti, and Mr. Ripstein have an average experience in the telecommunications industry of approximately 25 years, an average experience as directors of public companies of approximately 9 years, and are all committed to the highest standards of corporate governance:

o
Ms. Yael Langer – Ms. Langer has over 30 years of legal experience, including as General Counsel of RAD Data Communications. She served as a General Counsel at a litany of companies, including Ceragon, RADVision and RADLAN, and assisted these companies from their start up stage onwards, advising on numerous IPOs and M&A transactions. She also served as a director of RADWARE Ltd., a company traded on Nasdaq, from July 2009 until December 2020, during which time such company has significantly increased its value. As a long serving director on our Board, Ms. Langer has a deep and profound knowledge and understanding of the Company and its business and operations, including the various challenges that the Company is facing and may face in the future. In the event that Aviat’s proposal to remove Ms. Langer from the Board is approved, the Board will lose a highly competent and experienced Board member, who is a source of profound knowledge relating to the Company and its field of business, which will not be in the best interest of the Company and its shareholders.

o
Mr. Ira Palti – Mr. Palti is an industry expert, who brings to the table a strong toolset of expertise and experience in the wireless transport market. In his position as CEO Ceragon’s solutions have earned an unblemished record on network performance. Palti’s sixteen years as Ceragon’s CEO have seen the Company leverage the wireless transitions from 3G to 5G, establishing the Company as a global leader. Under his leadership, the Company became the global innovator and leading solutions provider of 5G wireless transport. As the former CEO of the Company and as a well-respected and recognized professional in the Company's industry, Mr. Palti has a very profound and vast knowledge, understanding and experience in the Company's business, leadership, and strategy, and his leadership as a Board member is essential for the Company's ongoing success, especially in turbulent times in the market and in the industry. Mr. Palti also held numerous executive roles in the TMT industry, including as CEO of Seabridge, COO of VocalTec Communications and Founder of Rosh Intelligent Systems.

o
Mr. David Ripstein – Mr. Ripstein currently serves as CEO of SatixFy, a SatComm company which, among others, designs next-generation satellite communication systems based on in-house developed chipsets. He has extensive TMT leadership and R&D experience. He served as CEO of GreenRoad Technologies, CEO and COO of RADCOM over the course of a decade, and the head of a large R&D engineering group within the Israel Defense Force’s Intelligence Unit for over a decade. He is also the Co-Founder of two technology startups. Mr. Ripstein was first elected to serve as an independent Board member at the 2021 AGM. Mr. Ripstein has three decades of experience in senior management positions in Israel’s telecommunications industry and Israel Defense Force technology and intelligence units. Mr. Ripstein is classified as an Independent Director under the rules of the Nasdaq Global Select Market and also satisfies the qualifications set forth for “accounting and financial expertise” as defined under the Companies Law. We believe that Mr. Ripstein's vast experience in the telecommunications industry, together with his profound leadership in various management positions in the industry, qualification as an Independent Director and satisfaction of the “accounting and financial expertise” qualifications are all beneficial to the Company's ongoing success and for the leadership of the Board.

Ms. Langer, Mr. Palti, and Mr. Ripstein are highly qualified and well equipped to continue serving on our Board. Aviat's attempt to have Ms. Langer, Mr. Palti, and Mr. Ripstein removed from service on the Board is clearly an attempt to gain control of the Board and divert our management’s attention from the business operations of the Company, both of which could destroy long-term shareholder value.

•
Finally, Ceragon’s Board, in its current composition, is singularly focused on the interests of the Company and on maximizing value for all Ceragon shareholders. As always, we are open to discuss potential transactions with any third party, provided that such transaction delivers full, fair and certain value to Ceragon’s shareholders.

For these reasons, the Board of Directors strongly opposes Aviat’s Removal Request of three highly qualified directors and urges the Company’s shareholders to vote “AGAINST” Proposal One.

Required Vote

An affirmative vote of a majority of the Ordinary Shares represented at the Meeting, in person, by proxy or by white proxy card, and voting thereon, is required for the approval of Proposal One.

Aviat's proposal to remove each of Ms. Langer, Mr. Palti, Mr. Ripstein and all new directors appointed to the Board following the conclusion of the 2021 AGM shall be voted upon separately at the Meeting.

It is proposed that at the Meeting the following resolutions, proposed by Aviat, a Company shareholder and a competitor of the Company, be voted "AGAINST":

“RESOLVED that: Ms. Yael Langer be, and she hereby is, removed from the Board, effective immediately;

RESOLVED FURTHER that: Mr. Ira Palti be, and he hereby is, removed from the Board, effective immediately;

RESOLVED FURTHER that: Mr. David Ripstein be, and he hereby is, removed from the Board, effective immediately; and

RESOLVED FURTHER that: any and all new directors appointed to the Board following the conclusion of the Ceragon 2021 Annual General Meeting of Shareholders be, and they hereby are, removed from the Board, effective immediately.”

The Board of Directors recommends that you vote “AGAINST” approval of the Removal Request.

Each of the Board members proposed by Aviat to be removed may be deemed to have a personal interest in the foregoing proposed resolutions, as far as they concern him or herself, and therefore each of them refrained from making a recommendation with respect to his or her own removal.

PROPOSAL TWO

SUBJECT TO THE APPROVAL OF PROPOSAL ONE AND THE REMOVAL OF ALL
DIRECTORS REQUESTED TO BE REMOVED - SHAREHOLDER PROPOSAL TO ELECT UP
 TO THREE NEW DIRECTORS TO FILL VACANCIES ON THE BOARD

In the Letter, Aviat has also requested to increase the size of the Board to nine and proposed - subject to the approval by our shareholders of the proposal to remove directors as referred to under Proposal One - to elect its five nominees for service on our Board: Ms. Michelle Clayman, Mr. Paul S. Delson, Mr. Jonathan F. Foster, Mr. Dennis Sadlowski, and Mr. Craig Weinstock (the “Election Request”).

Nonetheless, it is hereby clarified that in accordance with the Articles, nominees for service as Company directors may be elected at an extraordinary general meeting only in the event that the number of serving directors is less than five. Accordingly, in compliance with our Articles, Proposal Two shall be presented and voted upon at the Meeting only in the event that Proposal One is approved by our shareholders at the Meeting and all three directors proposed by Aviat to be removed are indeed removed. In such event, (i) pursuant to our Articles only up to the number of the directors removed  may be appointed to our Board, therefore only up to three nominees may be elected to fill the vacancies created,  (ii) in the event that more than three director nominees proposed under Proposal Two receive the affirmative vote of holders of a majority of the shares voting on each such nominee, the three nominees who receive the highest number of affirmative votes in favor of their election will be elected to serve as directors of the Company.

Aviat Nominees

The biographical information for the Aviat nominees, is set forth in Exhibit A.

Each of the Aviat nominees has attested to the Company that he or she meets all the requirements in connection with the election of directors under the Companies Law and has consented to be named as a nominee to the Board in this Proxy Statement and to serve if elected. Further, at Ceragon’s request, Aviat confirmed that during the past three years there have been no arrangements, relations or understanding between Aviat and/or any of its affiliates, subsidiaries, material shareholders, directors or officers and any related part thereof and any of the nominees proposed by Aviat, a confirmation which was supported by filling the directors questionnaire used by the Company in order to evaluate its proposed directors. Neither the Nomination Committee nor the Board has considered director compensation terms for the Aviat nominees should they be elected to the Board at the Meeting.

After careful evaluation and consideration of the Election Request, the Board has concluded that the proposed election of up to three of Ms. Michelle Clayman, Mr. Paul S. Delson, Mr. Jonathan F. Foster, Mr. Dennis Sadlowski, and Mr. Craig Weinstock for service on our Board, subject to the approval of Proposal One above, is NOT in the best interests of the Company and our shareholders and recommends that you vote AGAINST any such election, for the following reasons:

•
Aviat’s proposal to nominate its hand-picked director nominees to our Board is designed, among other things, to distract Ceragon’s shareholders from the inadequacy of Aviat’s indication of interest to acquire Ceragon at $2.80 per share. Aviat has called this EGM merely to put its hand-picked nominees in control of the Ceragon Board to negotiate a transaction on behalf of Ceragon’s shareholders that would implement Aviat’s low-ball, highly conditional indication.

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Aviat’s request to appoint its hand-picked directors is made in support of its hostile attempt to take control of the Company at a price that does not reflect the upside in our business and to avoid further losses in its market share. In short, the Election Request made by Aviat is only seeking to create disruption to Aviat’s self-serving benefit as a competitor of Ceragon;

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Aviat’s proposal to nominate directors to our Board is an attempt to fill the Board with Aviat’s hand-picked director nominees, none of whom have telecom experience and none of whom have compelling board experience, as detailed below. We believe that none of Aviat’s nominees would have an incentive to fight hard to deliver value and certainty for Ceragon’s shareholders, which is troubling given Aviat’s recent reduction of its indicative price per share and its failure to provide Ceragon with firm financing commitments and deal certainty. Further, we believe Aviat’s nominees would leave Ceragon with a weak, inexperienced Board that will not be able to effectively oversee the Company’s strategy.

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Furthermore, Aviat has already discounted its proposed offer price and thus far has been unwilling to provide financing commitment and other adequate deal certainty protections. Aviat’s actions serve as evidence that Ceragon’ s shareholders should not trust Aviat’s director nominees to protect their interests;

•	Aviat selected its director nominees with little regard to Ceragon’s business:

o	None of them have relevant telecom expertise;

o	None of them have adequate public company board experience suitable for Ceragon Board:

◾	Three of the nominees have no public company director experience whatsoever;

◾	Mr. Foster already serves on four boards and would be considered over-boarded if he is added to Ceragon’s Board; and

◾	Mr. Sadlowski served on one public company board (the CECO Environmental Board), which underperformed the market by more than 80% during his tenure.

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Based on the above, our Board is of the view that Aviat’s hand-picked director nominees do not have the requisite expertise to lead a sophisticated, market-leading telecom company. This all leads to the inescapable conclusion that they were selected solely to force a sale to Aviat and/or to take control of Ceragon’s Board in order to disrupt Aviat’s competitor. This is particularly troubling because if Aviat’s nominees take control of the Ceragon Board, Aviat can reduce their price (again), execute a transaction that allows Aviat to walk away if unable to secure financing, or destroy Ceragon from inside the Boardroom.

For these reasons, the Board strongly opposes Aviat’s Election Request and urges the Company’s shareholders to vote “AGAINST” Proposal Two.

Required Vote

An affirmative vote of a majority of the Ordinary Shares represented at the Meeting, in person, by proxy or by white proxy card, and voting thereon, is required for the approval of Proposal Two. Aviat's proposal to elect each of its director nominees shall be voted upon separately at the Meeting.

Aviat's proposal to elect each of Ms. Clayman, Mr. Delson, Mr. Foster, Mr. Sadlowski and Mr. Weinstock to the Board shall be voted upon separately at the Meeting.

It is proposed that at the Meeting the following resolutions, proposed by Aviat, a Company shareholder and a competitor of the Company, be voted "AGAINST":

“Resolved that: Ms. Michelle Clayman be, and she hereby is, elected to the Board, effective immediately, for a term ending on the date of the Annual General Meeting that will be held in 2024; and

Resolved further that: Mr. Paul S. Delson be, and he hereby is, elected to the Board, effective immediately, for a term ending on the date of the Annual General Meeting that will be held in 2024; and

Resolved further that: Mr. Jonathan F. Foster be, and he hereby is, elected to the Board, effective immediately, for a term ending on the date of the Annual General Meeting that will be held in 2024; and

Resolved further that: Mr. Dennis Sadlowski be, and he hereby is, elected to the Board, effective immediately, for a term ending on the date of the Annual General Meeting that will be held in 2024; and

Resolved further that: Mr. Craig Weinstock be, and he hereby is, elected to the Board, effective immediately, for a term ending on the date of the Annual General Meeting that will be held in 2024.”

The Board of Directors recommends that you vote “AGAINST” approval of the Election Request.

As explained above, in the event that Proposal One is not approved, this Proposal Two shall not be presented and voted upon at the Meeting and any votes casted with respect thereto shall be disregarded.

Further, even if Proposal One is approved, pursuant to our Articles only up to three new directors may be appointed to our Board to fill vacancies thereat, and in the event that more than three director nominees proposed under Proposal Two receive the affirmative vote of holders of a majority of the shares voting on each such nominee, the three nominees who receive the highest number of affirmative votes in favor of their election will be elected to serve as directors of the Company.

By Order of the Board of Directors, ZOHAR ZISAPEL Chairman of the Board of Directors July 18, 2022